UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024
Commission File Number: 001-40277

OLINK HOLDING AB (PUBL)

(Exact Name of Registrant as Specified in its Charter)

Salagaten 16A

SE-753 30

Uppsala, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☑

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☑

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The information in this report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-271290, 333-264181 and 333-254844) and Form F-3 (File No. 333- 269285).

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 6, 2024, Bruno Rossi tendered his resignation as the Company’s Chief Commercial Officer (“CCO”) of Olink Holding AB (publ) (“Olink” or the “Company”) effective as of March 29, 2024. Mr. Rossi’s decision to resign was related to his desire to pursue other opportunities and was not a result of any disagreements with the Company on any matter related to the operations, policies, or practices of the Company.

Carl Raimond, President of the Company, will act as interim CCO after Mr. Rossi steps down.

Forward-Looking Statements

Statements in this Report that are not strictly historical in nature are forward-looking statements. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. Actual events or results may differ materially from those projected in any of such statements due to various factors, including market risks. For a discussion of these and other factors, please refer to the Company’s filings with the SEC, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 under the caption “Risk Factors” and its subsequent reports filed with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of this Report. The Company undertakes no obligation to publicly update or revise the information in this Report, including any forward-looking statements, except as may be required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OLINK HOLDING AB (PUBL)

By:	/s/ Jon Heimer
Name:	Jon Heimer
Title:	Chief Executive Officer
Date:	March 6, 2024